Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated May 25, 2012 to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011, and the Product Supplement dated November 9, 2011

US$1,303,000
Senior Medium-Term Notes, Series B
Reverse Exchangeable Notes
Each Linked to a Single Reference Stock Issuer

•
This pricing supplement relates to nine separate note offerings. Each issue of the notes is linked to one, and only one, Reference Stock. You may participate in any of the nine offerings or, at your election, in two or more of the offerings. This pricing supplement does not, however, allow you to purchase a single note linked to a basket of some or all of the Reference Stocks described below.

•
The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning the common equity securities of the applicable Reference Stock Issuer, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the shares of any of the Reference Stocks.

•
Each issue of the offered notes will pay interest monthly at the fixed per annum rate specified for that issue below. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Stock Price of the applicable Reference Stock and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Stock Price below the applicable Trigger Price during the Monitoring Period, as described below.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•
Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the applicable Cash Delivery Amount), in each case, together with any accrued and unpaid interest, as described below.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Interest Rate per Annum	Initial Stock Price	Trigger Price	Term (in months)	CUSIP	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
0802	Abercrombie & Fitch Co.	ANF	$5,000.00	14.00%	$36.23	$27.17	3	06366RCH6	100%	1.75% US$87.50	98.25% US$4,912.50
0804	CF Industries Holdings, Inc.	CF	$545,000.00	12.00%	$166.56	$133.25	3	06366RCK9	100%	1.75% US$9,537.50	98.25% US$535,462.50
0805	Salesforce.com, Inc.	CRM	$30,000.00	14.00%	$147.00	$110.25	3	06366RCL7	100%	1.75% US$525.00	98.25% US$29,475.00
0806	Citrix Systems, Inc.	CTXS	$10,000.00	10.00%	$75.43	$60.34	3	06366RCM5	100%	1.75% US$175.00	98.25% US$9,825.00
0811	lululemon athletica inc.	LULU	$144,000.00	14.00%	$72.06	$54.05	3	06366RCS2	100%	1.75% US$2,520.00	98.25% US$141,480.00
0814	Apple Inc.	AAPL	$234,000.00	9.00%	$562.29	$449.83	6	06366RCV5	100%	2.00% US$4,680.00	98.00% US$229,320.00
0817	Caterpillar Inc.	CAT	$275,000.00	9.00%	$89.94	$71.95	6	06366RCY9	100%	2.00% US$5,500.00	98.00% US$269,500.00
0819	Coach, Inc.	COH	$50,000.00	10.00%	$68.91	$55.13	6	06366RDA0	100%	2.00% US$1,000.00	98.00% US$49,000.00
0822	Harley-Davidson, Inc.	HOG	$10,000.00	9.00%	$47.52	$38.02	6	06366RDD4	100%	2.00% US$200.00	98.00% US$9,800.00

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on May 31, 2012.

BMO CAPITAL MARKETS

Key Terms of all the Notes:

Payment at Maturity:	The payment at maturity for each of the notes is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless:

(1) the applicable Final Stock Price is less than the applicable Initial Stock Price; and

(2)
on any day during the Monitoring Period, the closing price of the applicable Reference Stock has declined to a price that is less than the applicable Trigger Price.  (“Closing Price Monitoring” is applicable to the notes.)

If the conditions described in both (1) and (2) are satisfied, you will receive at maturity, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be substantially less than the principal amount of your notes, and may be zero.

Pricing Date:	May 25, 2012

Settlement Date:	May 31, 2012

Interest Payment Dates:
Interest on the notes will be paid in equal monthly installments on the last business day of each month, beginning on June 29, 2012, to and including the applicable maturity date (subject to postponement as described in the product supplement).

Monitoring Period:	The period from the pricing date to and including the applicable Valuation Date.

Physical Delivery Amount:
The number of shares of the applicable Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the applicable Initial Stock Price, subject to adjustments, as described in the product supplement. Any fractional shares will be paid in cash. Payment of the Physical Delivery Amount and the maturity of the notes may be postponed by up to ten business days under certain circumstances, as set forth in the section of the product supplement, “General Terms of the Notes—Payment at Maturity—Physical Delivery Amount.”

Cash Delivery Amount:
For each Reference Stock, the amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Stock Price of that Reference Stock, subject to adjustments, as described in the product supplement.

Initial Stock Price:
The closing price of the applicable Reference Stock on the pricing date, as indicated on the cover page.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price:	The closing price of the applicable Reference Stock on the applicable Valuation Date.

Trigger Price:	As set forth on the cover page.

Automatic Redemption:	Not Applicable

Key Dates of 3 Month RevEx:		Key Dates of 6 Month RevEx:

Valuation Date:	August 28, 2012	Valuation Date:	November 27, 2012

Maturity Date:	August 31, 2012	Maturity Date:	November 30, 2012

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

This pricing supplement relates to nine separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (and not to a basket that includes any other Reference Stock). You may participate in any of the note offerings or, at your election, in two or more of the offerings.

You should read this pricing supplement together with the product supplement dated November 9, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated November 9, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911003814/f1024111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated November 9, 2011.

•
Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Stock Price and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Stock Price to a closing price that is less than the applicable Trigger Price on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the applicable Reference Stock (or, at our election, the Cash Delivery Amount).  We expect that the market value of those shares or the Cash Delivery Amount will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

•
Your return on the notes is limited to the principal amount plus accrued interest regardless of any appreciation in the value of the applicable Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.  This will be the case even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuers, including extending loans to, or making equity investments in, the Reference Stock Issuers, or providing advisory services to them.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuers, and these reports may or may not recommend that investors buy or hold shares of the Reference Stocks.  As a potential purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock Issuer that in your judgment is appropriate to make an informed investment decision.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
You will have no ownership rights in the applicable Reference Stock. — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

•
No affiliation with the Reference Stock Issuers. — We are not affiliated with the Reference Stock Issuers.  You should make your own investigation into the Reference Stocks and the Reference Stock Issuers. We are not responsible for any Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading in the Reference Stocks. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

The Reference Stocks

All information contained herein on the Reference Stocks and on the Reference Stock Issuers is derived from publicly available sources, and we have not independently verified this information.  Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock Issuer under the Exchange Act can be accessed through www.sec.gov. We have not independently verified that these publicly available documents are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

Abercrombie & Fitch Co.

Abercrombie & Fitch Co. a specialty retailer that operates stores and direct-to-consumer operations. Through these channels, the company sells casual sportswear apparel. Its Class A common stock is traded on the New York Stock Exchange under the symbol “ANF.”

Historical Information of the Class A Common Stock of Abercrombie & Fitch Co.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	25.77	17.11
	Second Quarter	32.26	22.71
	Third Quarter	34.34	23.00
	Fourth Quarter	41.84	30.60

2010	First Quarter	45.64	29.98
	Second Quarter	49.98	30.39
	Third Quarter	39.53	30.71
	Fourth Quarter	58.14	37.75

2011	First Quarter	59.12	48.36
	Second Quarter	76.35	59.17
	Third Quarter	77.14	56.36
	Fourth Quarter	76.81	44.65

2012	First Quarter	53.53	40.40
	Second Quarter (through the pricing date)	53.29	35.29

CF Industries Holdings, Inc.

CF Industries Holdings, Inc. manufactures and distributes nitrogen and phosphate fertilizer products in globally. The company's principal products in the nitrogen segment are ammonia, urea, urea ammonium nitrate solution, ammonium nitrate, diesel exhaust fluid and aqua ammonia. The principal products in the phosphate segment are diammonium phosphate and monoammonium phosphate. Its common stock is traded on the New York Stock Exchange under the symbol “CF.”

Historical Information of the Common Stock of CF Industries Holdings, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	74.00	44.25
	Second Quarter	83.06	66.20
	Third Quarter	90.19	69.62
	Fourth Quarter	94.95	78.48

2010	First Quarter	108.23	90.03
	Second Quarter	92.90	58.56
	Third Quarter	101.69	65.49
	Fourth Quarter	136.67	94.11

2011	First Quarter	152.02	122.56
	Second Quarter	155.19	129.25
	Third Quarter	189.78	123.39
	Fourth Quarter	176.42	120.98

2012	First Quarter	191.56	153.81
	Second Quarter (through the pricing date)	200.13	154.25

Salesforce.com, Inc.

Salesforce.com, Inc. provides software on demand. The company supplies a customer relationship management service to businesses worldwide providing a technology platform for customers and developers to build and run business applications. Clients use the company to manage their customer, sales and operational data. Its common stock is traded on the New York Stock Exchange under the symbol “CRM.”

Historical Information of the Common Stock of Salesforce.com, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	37.03	25.77
	Second Quarter	44.90	32.69
	Third Quarter	58.54	35.57
	Fourth Quarter	74.64	54.51

2010	First Quarter	77.51	62.08
	Second Quarter	97.10	75.54
	Third Quarter	123.14	87.07
	Fourth Quarter	150.58	99.91

2011	First Quarter	146.47	120.01
	Second Quarter	153.56	128.96
	Third Quarter	159.32	110.86
	Fourth Quarter	139.14	98.02

2012	First Quarter	157.34	97.48
	Second Quarter (through the pricing date)	159.57	133.80

Citrix Systems, Inc.

Citrix Systems, Inc. designs, develops, and markets technology solutions that allow applications to be delivered, supported, and shared on-demand. The company develops and markets comprehensive solutions across all dimensions of application, server and desktop virtualization as well as application and network optimization. Its common stock is traded on the Nasdaq Global Select Market under the symbol “CTXS.”

Historical Information of the Common Stock of Citrix Systems, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	24.36	20.09
	Second Quarter	34.10	23.47
	Third Quarter	39.23	30.26
	Fourth Quarter	42.74	36.76

2010	First Quarter	49.00	41.15
	Second Quarter	49.83	41.92
	Third Quarter	71.06	42.11
	Fourth Quarter	70.89	55.69

2011	First Quarter	73.46	61.95
	Second Quarter	87.62	72.59
	Third Quarter	82.98	50.31
	Fourth Quarter	75.95	52.95

2012	First Quarter	80.50	61.87
	Second Quarter (through the pricing date)	87.30	73.71

lululemon athletica inc.

lululemon athletica inc. designs and retails athletic clothing. The company produces fitness pants, shorts, tops and jackets for yoga, dance, running, and general fitness. Its common stock is traded on the Nasdaq Global Select Market under the symbol “LULU.”

Historical Information of the Common Stock of lululemon athletica inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	4.33	2.25
	Second Quarter	7.61	4.56
	Third Quarter	12.25	5.80
	Fourth Quarter	15.42	10.68

2010	First Quarter	20.95	13.14
	Second Quarter	22.79	17.91
	Third Quarter	22.92	15.95
	Fourth Quarter	36.76	21.55

2011	First Quarter	44.92	33.48
	Second Quarter	56.55	41.55
	Third Quarter	63.76	45.45
	Fourth Quarter	57.94	43.61

2012	First Quarter	75.95	47.03
	Second Quarter (through the pricing date)	80.30	66.96

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock is traded on the Nasdaq Global Select Market under the symbol “AAPL.”

Historical Information of the Common Stock of Apple Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	109.87	78.20
	Second Quarter	144.67	108.69
	Third Quarter	186.15	135.40
	Fourth Quarter	211.64	180.76

2010	First Quarter	235.83	192.00
	Second Quarter	274.16	235.86
	Third Quarter	292.46	240.16
	Fourth Quarter	325.47	278.64

2011	First Quarter	363.13	326.72
	Second Quarter	353.10	315.32
	Third Quarter	413.45	343.23
	Fourth Quarter	422.24	363.50

2012	First Quarter	617.62	411.23
	Second Quarter (through the pricing date)	636.23	530.12

Caterpillar Inc.

Caterpillar Inc. designs, manufactures, and markets construction, mining, agricultural, and forestry machinery. The company also manufactures engines and other related parts for its equipment, and offers financing and insurance. The company distributes its products through a worldwide organization of dealers.
 Its common stock is traded on the New York Stock Exchange under the symbol “CAT.”

Historical Information of the Common Stock of Caterpillar Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	46.91	22.17
	Second Quarter	40.00	28.99
	Third Quarter	54.34	30.29
	Fourth Quarter	60.40	48.83

2010	First Quarter	64.13	50.78
	Second Quarter	71.65	55.83
	Third Quarter	79.99	59.18
	Fourth Quarter	94.63	77.27

2011	First Quarter	111.53	92.75
	Second Quarter	115.41	95.44
	Third Quarter	111.63	73.84
	Fourth Quarter	97.88	70.55

2012	First Quarter	116.20	93.98
	Second Quarter (through the pricing date)	109.21	87.80

Coach, Inc.

Coach, Inc. designs, produces, and markets primarily leather goods. The company's products include handbags, business cases, men's and women's accessories, luggage and travel accessories, leather outerwear, and gloves. The company, together with a licensing partner, offers watches, footwear, furniture, and eyewear. Its common stock is traded on the New York Stock Exchange under the symbol “COH.”

Historical Information of the Common Stock of Coach, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	22.02	11.73
	Second Quarter	28.36	16.93
	Third Quarter	33.63	23.56
	Fourth Quarter	37.17	31.08

2010	First Quarter	40.31	34.04
	Second Quarter	44.32	36.55
	Third Quarter	43.71	34.37
	Fourth Quarter	58.23	42.90

2011	First Quarter	58.28	49.83
	Second Quarter	63.93	50.76
	Third Quarter	67.62	45.96
	Fourth Quarter	66.36	50.58

2012	First Quarter	79.03	60.04
	Second Quarter (through the pricing date)	78.46	65.26

Harley-Davidson, Inc.

Harley-Davidson, Inc. designs, manufactures, and sells motorcycles. The company's products include heavyweight touring, custom, and performance motorcycles, as well as a line of motorcycle parts, accessories, and general merchandise. The company also provides motorcycle floor planning and parts and accessories financing to its North American and European dealers. Its common stock is traded on the New York Stock Exchange under the symbol “HOG.”

Historical Information of the Common Stock of Harley-Davidson, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	19.80	8.20
	Second Quarter	22.16	13.79
	Third Quarter	25.25	15.04
	Fourth Quarter	29.58	21.01

2010	First Quarter	28.77	22.23
	Second Quarter	35.49	22.23
	Third Quarter	28.88	21.51
	Fourth Quarter	35.18	28.57

2011	First Quarter	43.11	34.86
	Second Quarter	42.15	34.82
	Third Quarter	45.91	32.10
	Fourth Quarter	40.07	33.48

2012	First Quarter	50.48	39.33
	Second Quarter (through the pricing date)	53.49	45.27

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in a Note

The following table illustrates the hypothetical payments at maturity on a $1,000 investment in a note, based on a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $75.00 (75% of the Initial Stock Price), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) the closing market price of the Reference Stock does not fall below the Trigger Price at any time during the Monitoring Period or (ii) the closing market price of the Reference Stock declines below the Trigger Price at any time during the Monitoring Period.

The hypothetical examples shown below are intended to help you understand the terms of the notes.  The actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of the applicable Reference Stock, and whether its closing price was below the applicable Trigger Price on any trading day during the applicable Monitoring Period.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment At Maturity
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period	Total Value of payment Received at Maturity*
$150.00	150%	$1,000.00	$1,000.00	$1,000.00
$125.00	125%	$1,000.00	$1,000.00	$1,000.00
$100.00	100%	$1,000.00	$1,000.00	$1,000.00
$90.00	90%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$900.00
$80.00	80%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$800.00
$75.00	75%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$750.00
$70.00	70%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$700.00
$50.00	50%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$500.00
$25.00	25%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$250.00
$0.00	0%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$0.00

* Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount) or the principal amount of your notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.  Regardless of the performance of the Reference Stock, or of the payment that you receive at maturity, you will receive the interest payments on the notes.

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0802	Abercrombie & Fitch Co.	14.00%	0.47%	13.53%
0804	CF Industries Holdings, Inc.	12.00%	0.47%	11.53%
0805	Salesforce.com, Inc.	14.00%	0.47%	13.53%
0806	Citrix Systems, Inc.	10.00%	0.47%	9.53%
0811	lululemon athletica inc.	14.00%	0.47%	13.53%
0814	Apple Inc.	9.00%	0.74%	8.26%
0817	Caterpillar Inc.	9.00%	0.74%	8.26%
0819	Coach, Inc.	10.00%	0.74%	9.26%
0822	Harley-Davidson, Inc.	9.00%	0.74%	8.26%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated November 9, 2011 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.